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MINUTES OF THE BOARD OF DIRECTORS OF
HULL ENERGY, INC.
HELD
August 20, 2012

A meeting of the Board of Directors of Hull Energy, Inc. was held on the date
set forth above.   In attendance was Anthony Maye, the Companys sole director.

 Mr. Maye stated for the record that the reason for the meeting was so that Mr. Maye could inform the Board of Directors of his decision to tender his resignation as Chairman of the Board, President, Chief Executive Officer and Secretary Treasurer, of Hull Energy, Inc and all of its wholly owned subsidiaries. (Collectively the Companies), Effective Friday, August 20, 2012 at the close of business.

In furtherance thereof, it was;
That Mr. Maye felt this decision was for the betterment of Hull Energy, Inc. going forward as well as its many shareholders.

In furtherance thereof, it was;
That Mr. Maye informed the Board of Directors that his discussions with Mr. Jeffrey M. Canouse regarding Mr. Canouses candidacy as the Companys new President and CEO had been successful. Also proposed that Mr. Canouse become Chairman of the Board, President and CEO and Secretary and Treasurer of Hull Energy, Inc and all of the wholly owned subsidiaries (Collectively the Companies). Ef ffective at the close of business on Monday August 20th, 2012.

In furtherance thereof, it was;
That the aforementioned resolutions were duly agreed upon and passed by Mr. Maye Chairman of the Board who holds a majority of shares as well as class A super voting shares. It was agreed that these super voting shares be transferred to Mr. Canouse when he becomes chairmen. Also that Mr. Maye had issued stock in the amount of 6,000,000 to Mr. Jeffrey M. Canouse in regards to his newly acquired role as chairman of the company.

 There being no further business,   the meeting was, ADJOURNED.



____________________   Date:   August 20th, 2012
Anthony Maye , Director